TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(in millions of Canadian dollars except per share amounts)
	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2008	2007	2008	2007

Revenues	$ 791	$ 711	$ 2,302	$ 1,992
Fuel and purchased power	(393)	(336)	(1,095)	(883)
Gross margin	398	375	1,207	1,109
Operations, maintenance, and administration	161	142	474	437
Depreciation and amortization (Note 20)	108	100	312	299
Taxes, other than income taxes	5	5	15	16
Operating expenses	274	247	801	752
Operating income	124	128	406	357
Foreign exchange (loss) gain	(4)	1	(5)	6
Gain on sale of equipment (Note 9)	-	3	5	15
Net interest expense (Note 10)	(33)	(28)	(101)	(102)
Equity loss (Note 7)	-	(3)	(97)	(14)
Earnings before non-controlling interests and income taxes	87	101	208	262
Non-controlling interests	15	12	38	34
Earnings before income taxes	72	89	170	228
Income tax expense	11	23	29	49
Net earnings	$ 61	$ 66	$ 141	$ 179
Retained earnings
Opening balance	640	722	763	710
Common share dividends	(53)	(50)	(161)	(151)
Shares cancelled under NCIB (Note 13)	-	(19)	(95)	(19)
Closing balance	$ 648	$ 719	$ 648	$ 719
Weighted average number of common shares outstanding in the period	198	203	199	203

Net earnings per share, basic and diluted	$ 0.31	$ 0.33	$ 0.71	$ 0.88

See accompanying notes.

  TRANSALTA CORPORATION / Q3 2008 1

TRANSALTA CORPORATION
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

Unaudited	Sept. 30, 2008	Dec. 31, 2007
ASSETS
Current assets
Cash and cash equivalents (Note 2)	$ 66	$ 51
Accounts receivable (Notes 2 and 18)	468	546
Prepaid expenses	9	9
Risk management assets (Notes 1, 2, 3, and 4)	132	93
Future income tax assets	19	40
Income taxes receivable	40	49
Inventory (Note 5)	79	30
	813	818
Restricted cash (Notes 2 and 6)	1	242
Investments (Note 7)	272	125
Long-term receivables (Notes 8 and 11)	11	6
Property, plant, and equipment
Cost	9,363	8,593
Accumulated depreciation	(3,742)	(3,476)
	5,621	5,117

Assets held for sale, net (Note 9)	-	29
Goodwill (Note 20)	129	125
Intangible assets	192	209
Future income tax assets	257	303
Risk management assets (Notes 1, 2, 3, and 4)	35	122
Other assets	76	83
Total assets	$ 7,407	$ 7,179
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (Note 2)	$ 757	$ 651
Accounts payable and accrued liabilities (Note 2)	465	473
Risk management liabilities (Notes 1, 2, 3, and 4)	111	105
Income taxes payable	7	17
Future income tax liabilities	13	12
Dividends payable	48	49
Current portion of long-term debt - recourse (Notes 2, 10, and 23)	56	122
Current portion of long-term debt - non-recourse (Notes 2 and 10)	29	32
Current portion of asset retirement obligations (Note 11)	42	43
	1,528	1,504
Long-term debt - recourse (Notes 2 and 10)	1,892	1,496
Long-term debt - non-recourse (Notes 2 and 10)	210	209
Asset retirement obligation (Note 11)	234	233
Deferred credits and other long-term liabilities	116	101
Future income tax liabilities	590	637
Risk management liabilities (Notes 1, 2, 3, and 4)	83	204
Non-controlling interests	474	496

2   TRANSALTA CORPORATION / Q3 2008

Common shareholders' equity
Common shares (Notes 12 and 13)	1,762	1,781
Retained earnings (Note 13)	648	763
Accumulated other comprehensive loss (Notes 1 and 13)	(130)	(245)
Total shareholders’ equity	2,280	2,299
Total liabilities and shareholders’ equity	$ 7,407	$ 7,179

Contingencies (Notes 16 and 18)
Commitments (Notes 3, 16, and 17)
Subsequent events (Note 23)

See accompanying notes.

TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2008	2007	2008	2007

Net earnings	$ 61	$ 66	$ 141	$ 179
Other comprehensive income (loss)
Gains (losses) on translating net assets of self-sustaining foreign operations	27	(62)	89	(166)
(Losses) gains on financial instruments designated as hedges of self-sustaining foreign operations	(27)	68	(105)	191
Tax (recovery) expense	(5)	13	(13)	34

	(22)	55	(92)	157

Gains (losses) on translation of self-sustaining foreign operations	5	(7)	(3)	(9)

Gains (losses) on derivatives designated as cash flow hedges	687	140	96	(106)
Tax expense (recovery)	246	48	43	(30)

Gains (losses) on derivatives designated as cash flow hedges	441	92	53	(76)

Derivatives designated as cash flow hedges in prior periods transferred to balance sheet in the current period	2	-	8	-
Derivatives designated as cash flow hedges in prior periods transferred to net earnings in the current period	49	10	85	13
Tax expense	14	4	28	5
	37	6	65	8
Other comprehensive income (loss)	483	91	115	(77)
Comprehensive income	$ 544	$ 157	$ 256	$ 102

See accompanying notes.

  TRANSALTA CORPORATION / Q3 2008 3

TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2008	2007	2008	2007

Operating activities
Net earnings	$ 61	$ 66	$ 141	$ 179
Depreciation and amortization (Note 20)	105	102	316	302
Gain on sale of equipment (Note 9)	-	(3)	(5)	(15)
Non-controlling interests	15	12	38	34
Asset retirement obligation accretion (Note 11)	5	7	16	19
Asset retirement costs settled (Note 11)	(14)	(16)	(26)	(24)
Future income taxes	(1)	2	(12)	-
Unrealized (gains) losses from risk management activities	(4)	(7)	11	33
Foreign exchange loss (gain)	4	(1)	5	(6)
Equity loss (Note 7)	-	3	97	14
Other non-cash items	4	(3)	(2)	(4)
	175	162	579	532
Change in non-cash operating working capital balances	27	(6)	31	123
Cash flow from operating activities	202	156	610	655
Investing activities
Additions to property, plant, and equipment	(306)	(189)	(695)	(383)
Proceeds on sale of property, plant, and equipment	5	16	26	39
Equity investment (Note 7)	-	(1)	-	(20)
Restricted cash (Note 6)	2	7	247	44
Income tax receivable (Note 8)	(8)	-	(8)	-
Realized gains on financial instruments	14	-	37	-
Loan to equity investment (Note 7)	-	-	(245)	-
Other	1	1	12	-
Cash flow used in investing activities	(292)	(166)	(626)	(320)
Financing activities
Increase in short-term debt	308	92	107	60
Repayment of long-term debt (Note 10)	(110)	(12)	(240)	(35)
Dividends paid on common shares	(58)	(49)	(163)	(154)
Issuance of long-term debt	-	30	502	30
Redemption of preferred securities	-	-	-	(175)
Funds paid to repurchase common shares under NCIB (Note 13)	(4)	(27)	(130)	(27)
Net proceeds on issuance of common shares (Note 12)	-	4	14	14
Decrease in advances to TransAlta Power	-	2	-	4
Realized (losses) gains on financial instruments	(1)	-	12	-
Distributions to subsidiaries' non-controlling interests	(25)	(22)	(69)	(63)
Other	(1)	(3)	(2)	(3)
Cash flow from (used in) financing activities	109	15	31	(349)
Cash flow from (used) in operating, investing, and financing activities	19	5	15	(14)
Effect of translation on foreign currency cash	(3)	2	-	8
Increase (decrease) in cash and cash equivalents	16	7	15	(6)
Cash and cash equivalents, beginning of period	50	53	51	66
Cash and cash equivalents, end of period	$ 66	$ 60	$ 66	$ 60
Cash taxes (received) paid	$ (8)	$ 25	$ 52	$ 62
Cash interest paid	$ 8	$ 12	$ 75	$ 89

See accompanying notes.

4   TRANSALTA CORPORATION / Q3 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1.

ACCOUNTING POLICIES

These unaudited interim consolidated financial statements do not include all of the disclosures included in TransAlta Corporation’s (“TransAlta” or “the Corporation”) annual consolidated financial statements.  Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the Corporation’s most recent annual consolidated financial statements.

These unaudited interim consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments and accruals) that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs.  Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower as electricity prices generally increase in the winter months in the Canadian market.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as those used in the Corporation’s most recent annual consolidated financial statements, except as explained below.

Significant Accounting Policy Changes

On Jan. 1, 2008, the Corporation adopted two new accounting standards: Handbook Section 3862, Financial Instruments – Disclosures and Handbook Section 3863, Financial Instruments – Presentation.  Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  Disclosures required as a result of adopting these Sections can be found in Note 2.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In 2005, the Accounting Standards Board (“AcSB”) announced that accounting standards in Canada are to converge with IFRS.  On Feb. 13, 2008, the AcSB confirmed that the use of IFRS will be required for interim and annual financial statements on Jan. 1, 2011 with appropriate comparative financial data for 2010.  Under IFRS, there is significantly more disclosure required, specifically for interim reporting.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy that must be addressed.

On Dec. 21, 2007, the United States Securities and Exchange Commission approved rule amendments that will allow foreign private issuers to issue financial statements without reconciliation to U.S. GAAP, if they are prepared using the English language version of IFRS as issued by the International Accounting Standards Board.

TransAlta has developed a plan to transition to IFRS by January 2011.  An initial investigation has been conducted to assess the implementation impacts including changes to accounting policies and processes, information systems, and business management.

  TRANSALTA CORPORATION / Q3 2008 5

A team has been established to further analyze the key areas identified in the plan and is working in conjunction with Information Technology and Internal Control resources to determine process and system changes along with appropriate financial reporting controls.

The full impact of adopting IFRS on TransAlta’s future financial position and future results cannot be reasonably determined at this time.  TransAlta is carefully evaluating the transitional options available under IFRS at the adoption date as well as the most appropriate long-term accounting policies.

TransAlta’s preliminary view is that there are many similarities between Canadian GAAP and IFRS and that the major differences for TransAlta will likely arise in respect of property, plant, and equipment and the impairment of long-lived assets with potential impacts from expected revisions to existing IFRS standards in accounting for joint ventures and post-retirement benefits.

A steering committee has been established to monitor the progress and critical decisions in the transition to IFRS. This committee includes representatives from Finance, Information Technology, Treasury, Investor Relations, Human Resources, and Operations.  Quarterly updates are provided to the Audit and Risk Committee.

2.

FINANCIAL INSTRUMENTS

A.

Analysis of Financial Assets and Liabilities by Measurement Basis

Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value or amortized cost.  The disclosures in the “Financial Instruments – Recognition and Measurement” section of Note 1(T) to the Corporation’s 2007 consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.  The following table analyses the carrying amounts of the financial assets and liabilities by category as defined by Section 3855:

Carrying value of financial instruments as at Sept. 30, 2008
	Derivatives used for hedging	Derivatives classified as held for trading	Loans and receivables	Other financial liabilities	Total carrying value
Financial assets
Cash and cash equivalents	$ -	$ -	$ 66	$ -	$ 66
Accounts receivable	$ -	$ -	$ 468	$ -	$ 468
Risk management assets
Current	$ 77	$ 55	$ -	$ -	$ 132
Long-term	$ 29	$ 6	$ -	$ -	$ 35
Restricted cash	$ -	$ -	$ 1	$ -	$ 1
Financial liabilities			.
Short-term debt	$ -	$ -	$ -	$ 757	$ 757
Accounts payable and accrued liabilities	$ -	$ -	$ -	$ 465	$ 465
Risk management liabilities
Current	$ 54	$ 57	$ -	$ -	$ 111
Long-term	$ 75	$ 8	$ -	$ -	$ 83
Long-term debt recourse[1]	$ -	$ -	$ -	$ 1,948	$ 1,948
Long-term debt non-recourse[1]	$ -	$ -	$ -	$ 239	$ 239

[1] Includes current portion.

6   TRANSALTA CORPORATION / Q3 2008

Carrying value of financial instruments as at Dec. 31, 2007
	Derivatives used for hedging	Derivatives classified as held for trading	Loans and receivables	Other financial liabilities	Total carrying value
Financial assets
Cash and cash equivalents	$ -	$ -	$ 51	$ -	$ 51
Accounts receivable	$ -	$ -	$ 546	$ -	$ 546
Risk management assets
Current	$ 69	$ 24	$ -	$ -	$ 93
Long-term	$ 122	$ -	$ -	$ -	$ 122
Restricted cash	$ -	$ -	$ 242	$ -	$ 242
Financial liabilities
Short-term debt	$ -	$ -	$ -	$ 651	$ 651
Accounts payable and accrued liabilities	$ -	$ -	$ -	$ 473	$ 473
Risk management liabilities
Current	$ 93	$ 12	$ -	$ -	$ 105
Long-term	$ 191	$ 13	$ -	$ -	$ 204
Long-term debt recourse[1]	$ -	$ -	$ -	$ 1,618	$ 1,618
Long-term debt non-recourse[1]	$ -	$ -	$ -	$ 241	$ 241

[1] Includes current portion.

B.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act.  Fair values can be determined by reference to prices for that instrument in active markets to which the Corporation has access.  In the absence of an active market, the Corporation determines fair values based on valuation models or by reference to other similar products in active markets.

Fair values determined using valuation models require the use of assumptions.  In determining those assumptions, the Corporation looks primarily to external readily observable market inputs.  In limited circumstances, the Corporation uses input parameters that are not based on observable market data.

I.  Level Determinations and Classifications

The Level I, II and III classifications in the fair value hierarchy utilized by the Corporation are defined as follows:

Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access.  In determining Level I Energy Trading fair values, the Corporation uses quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange (“NYMEX”) and the Natural Gas Exchange (“NGX”), or obtained directly from brokers, electronic exchanges such as the IntercontinentalExchange (“ICE”), or other publicly available market data providers.

Level II

Fair values are determined using inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

  TRANSALTA CORPORATION / Q3 2008 7

Energy Trading fair values falling within the Level II category are determined through the use of quoted prices in active markets adjusted for factors specific to the asset or liability, such as basis and location differentials.  Level II fair values also include fair values determined using valuation techniques, such as option pricing models and regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets, and implied volatilities for options.

In determining Level II fair values of Other Risk Management Assets and Liabilities, the Corporation uses inputs other than quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates.  For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Corporation relies on similar interest or currency rate inputs and other third party information such as credit spreads.

Level III

Fair values are determined using inputs for the asset or liability that are not readily observable.

In limited circumstances, Energy Trading may enter into commodity transactions involving non-standard features for which market observable data is not available.  In these cases, Level III fair values are determined using valuation techniques with inputs that are based on historical data such as unit availability, transmission congestion, demand profiles, and/or volatilities and correlations between products derived from historical prices.

The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based upon the lowest level input that is significant to the derivation of the fair value.

The fair values of the Corporation’s financial assets and liabilities are outlined below:

	Fair value [1]				Total carrying value
As at Sept. 30, 2008	Level I	Level II	Level III	Total
Financial assets and liabilities measured at fair value
Net risk management liabilities (assets) [2]	$ 95	$ (67)	$ (1)	$ 27	$ 27
Long-term debt	$ -	$ 213	$ -	$ 213	$ 213

Financial assets and liabilities measured at other than fair value
Long-term debt	$ -	$ 1,827	$ -	$ 1,827	$ 1,974

	Fair value [1]				Total carrying value
As at Dec. 31, 2007	Level I	Level II	Level III	Total
Financial assets and liabilities measured at fair value
Net risk management liabilities (assets) [2]	$ 251	$ (156)	$ (1)	$ 94	$ 94
Long-term debt	$ -	$ 310	$ -	$ 310	$ 310

Financial assets and liabilities measured at other than fair value
Long-term debt	$ -	$ 1,577	$ -	$ 1,577	$ 1,549

[1] Excludes financial assets and liabilities where book value approximates fair value due to the liquid nature of the asset or liability (cash and cash equivalents, restricted cash, accounts receivable, short-term debt, and accounts payable and accrued liabilities).

[2] Includes Energy Trading and Other Risk Management Assets and Liabilities on a net basis (Note 3).

8   TRANSALTA CORPORATION / Q3 2008

II.  Fair Values Determined Using Valuation Models (Levels II & III)

Fair values determined using valuation models require the use of assumptions.  Where assumptions and inputs are based on readily observable market data, the fair values are categorized as Level II.  The key inputs to valuation models and regression or extrapolation formulas include interest rate yield curves, currency rates, credit spreads, implied volatilities, and commodity prices for similar assets or liabilities in active markets, as applicable.

Where the fair values have been developed using valuation models based on unobservable or internally developed assumptions or inputs (Level III Energy Trading Risk Management fair values), the key inputs include historical data such as plant performance, volatilities and correlations between products derived from historical prices, congestion on transmission paths, or demand profiles for individual non-standard deals and structured products.

The effect of using reasonably possible alternative assumptions as inputs to valuation techniques from which the Level III Energy Trading fair values are determined would not result in materially different fair values.

The total amount of the change in fair value estimated using a valuation technique with unobservable inputs, for financial assets and liabilities measured and recorded at fair value, that was recognized in pre-tax earnings for the nine months ended Sept. 30, 2008 was a $16 million gain.  A reconciliation of the movements in Risk Management fair values by Level, as well as additional Level III gain (loss) information can be found in Note 3.

C.

 Inception Gains and Losses

The majority of the Corporation’s derivatives have quoted market prices on active exchanges or over-the-counter quotes available from brokers.  However, some derivatives are not traded on an active exchange requiring the use of internal valuation techniques or models.

In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the transaction price) and the amount calculated through a valuation model.  This unrealized gain or loss at inception is recognized in net earnings only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or based on a valuation technique that uses observable market inputs.  Where these criteria are not met, the difference is deferred on the balance sheet in Energy Trading Risk Management Assets or Liabilities, and is recognized in earnings over the term of the related contracts.  The difference yet to be recognized in net earnings and a reconciliation of changes during the period is as follows:

As at	Sept. 30, 2008	Dec. 31, 2007
Unamortized gain at beginning of period	$ 3	$ 4
New transactions	-	4
Recognized in the Statements of Earnings during the period:
Amortization	(2)	(5)
Maturity or termination	-	-
Change in foreign exchange rates	-	-
Unamortized gain at end of period	$ 1	$ 3

D.

Nature and Extent of Risks Arising from Financial Instruments

The following discussion is limited to the nature and extent of risks arising from financial instruments, as defined under Section 3862, however, for a complete understanding of the nature and extent of risks the Corporation is exposed to, this should be read in

  TRANSALTA CORPORATION / Q3 2008 9

conjunction with the Corporation’s discussion of Risk Management found in the 2007 Management’s Discussion and Analysis section of the Annual Report.

I.  Market Risk

a.  Commodity Price Risk

The Corporation has exposure to movements in certain commodity prices in both its electricity generation and proprietary trading businesses, including the market price of electricity and fuels used to produce electricity.  Most of the Corporation’s electricity generation and related fuel supply contracts are considered to be contracts for delivery or receipt of a non-financial item in accordance with expected purchase, sale or usage requirements, accordingly, these contracts, commonly termed normal purchase / normal sale (“NPNS”) contracts, are not considered to be financial instruments under Section 3855.  As such, the discussion related to commodity price risk is limited to the Corporation’s proprietary trading business and commodity derivatives used in hedging relationships associated with the Corporation’s electricity generating activities.

The Corporation has a Commodity Exposure Management Policy (the “Policy”) which governs both the commodity transactions undertaken in its proprietary trading business and those undertaken to manage commodity price exposures in its generation business.  The Policy defines and specifies the controls and management responsibilities associated with commodity activities, as well as the nature and frequency of required reporting of such activities.

i.  Commodity Price Risk – Proprietary Trading

The Corporation’s Commercial Operations & Development (“COD”) segment conducts the proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue, and gain market information.

In compliance with the Policy, the proprietary trading activities are subject to limits and controls, including Value at Risk (“VaR”) limits.   The Board of Directors approves the limit for total VaR from proprietary trading activities.  VaR is the most commonly used metric employed to track and manage the market risk associated with trading positions.  A VaR measure gives, for a specific confidence level, an estimated maximum pre-tax loss that could be incurred over a specified period of time.  VaR is used to determine the potential change in value of the Corporation’s proprietary trading portfolio, over a 3-day period within a 95 per cent confidence level, resulting from normal market fluctuations.  VaR is estimated using the historical variance/covariance approach.

VaR is a measure that has certain inherent limitations.  The use of historical information in the estimate assumes that price movements in the past will be indicative of future market risk.  As such, it may only be meaningful under normal market conditions.  Extreme market events are not addressed by this risk measure.  In addition, the use of a 3-day measurement period implies that positions can be unwound or hedged within 3 days, however, this may not be possible if the market becomes illiquid.

The Corporation recognizes the limitations of VaR and actively uses other controls, including restrictions on authorized instruments, volumetric and term limits, stress-testing of individual portfolios and of the total proprietary trading portfolio, and management reviews when loss limits are triggered.

Changes in market prices associated with proprietary trading activities affect net income in the period that the price changes occur.   VaR at Sept. 30, 2008 associated with the Corporation’s proprietary trading activities was $4 million.

10   TRANSALTA CORPORATION / Q3 2008

ii.  Commodity Price Risk - Generation

The Generation segment utilizes various commodity contracts to manage the commodity price risk associated with its electricity generation, fuel purchases, emissions, and byproducts, as considered appropriate.  A Commodity Exposure Management Plan is prepared and approved annually, which outlines the intended hedging strategies associated with the Corporation’s generation assets and related commodity price risks.  Controls also include restrictions on authorized instruments, management reviews on individual portfolios, and approval of asset transactions that could add potential volatility to the Corporation’s reported earnings.

In addition, certain electricity sale contracts do not qualify as NPNS contracts.  These contracts are designated as all-in-one hedges and are therefore accounted for as cash flow hedges under Section 3865.  However, unlike a typical financial derivative used in a hedging relationship which results in a net settlement with the counterparty, settlement of these electricity contracts will not likely result in a net cash outflow to or an adverse earnings impact to the Corporation, despite their fair value currently resulting in a liability and a related Accumulated Other Comprehensive Income (“AOCI”) cash flow loss on the Corporation’s balance sheet..  For contracts settled by physical delivery, the Corporation will physically deliver the electricity at the price fixed under the contract, and receive cash payment for that physical delivery.  Any related cash flow hedge after-tax losses will be offset by the notional fair value of the contract.  If the all-in-one hedge contracts cannot be settled by physical delivery of the underlying commodity they will be settled financially.

Changes in market prices associated with cash flow hedges do not affect net earnings in the period in which the price change occurs.  Instead, changes in fair value are deferred until settlement through Other Comprehensive Income (“OCI”), at which time the net gain or loss resulting from the combination of the hedging instrument and hedged item affects net earnings.

VaR at Sept. 30, 2008 associated with the Corporation’s commodity derivative instruments used in generation hedging activities was $67 million.

The Corporation’s policy on asset-backed transactions is to seek NPNS contract status or hedge accounting treatment.  Where this is not possible, the transactions are treated as held for trading. These include, for example, positions and economic hedges that do not meet hedge accounting requirements or short-term optimization transactions such as buybacks entered into to offset existing hedge positions.  Changes in market prices associated with these transactions affect net earnings in the period in which the price change occurs.  VaR at Sept. 30, 2008 associated with the Corporation’s commodity derivatives instruments used in the generation business, but which are not designated as hedges, was nil.

b.  Interest Rate Risk

Interest rate risk arises as the fair value or future cash flows of a financial instrument can fluctuate because of changes in market interest rates.  For a complete understanding of the nature and extent of interest rate risk the Corporation is exposed to, and how the Corporation manages this risk, refer to the discussion of Risk Management found in the 2007 Management’s Discussion and Analysis section of the Annual Report.

The possible effect on pre-tax earnings and OCI for the nine months ended Sept. 30, 2008, due to changes in market interest rates affecting the Corporation’s floating rate debt, interest bearing assets, and held for trading interest-rate and other hedging derivatives outstanding at the balance sheet date, is outlined below.  The sensitivity analysis has been prepared using management’s assessment that a 25 basis point increase or decrease is the most reasonably possible change in market interest rates and is consistent with a +/- one standard deviation move from the mean.

  TRANSALTA CORPORATION / Q3 2008 11

	Net earnings increase[1]	OCI gain[1]
25 basis point change	$2	$ -

[1] This calculation assumes a decrease in market interest rates. An increase would have the opposite effect. Amounts presented are pre-tax.

c.  Currency Rate Risk

The Corporation has exposure to various currencies, such as the Euro, and the U.S. and Australian dollars, as a result of investments and operations in foreign jurisdictions, the earnings from those operations, and the acquisition of equipment and services from foreign suppliers.  For a complete understanding of the nature and extent of currency rate risk the Corporation is exposed to, and how the Corporation manages this risk, refer to the discussion of Risk Management found in the 2007 Management’s Discussion and Analysis section of the Annual Report.

The foreign currency risk sensitivities required under Section 3862, and outlined below, are limited to the risks that arise on financial instruments denominated in currencies other than the functional currency in which they are transacted and measured.

The possible effect on pre-tax earnings and OCI for the nine months ended Sept. 30, 2008, due to changes in the exchange rates associated with financial instruments outstanding at the balance sheet date, is outlined below.  The sensitivity analysis has been prepared using management’s assessment that a four cent increase or decrease in these currencies relative to the Canadian dollar is the most reasonably possible change and is consistent with a +/- one standard deviation move from the mean.

Currency	Net earnings decrease [1]	OCI gain[1]
Euro	$ -	$ 2
U.S.	1	2
AUD	2	-

Total	$ 3	$ 4
[1] These calculations assume an increase in the value of these currencies relative to the Canadian dollar. A decrease would have the opposite effect. Amounts presented are pre-tax.

II.  Credit Risk

Credit risk is the risk that customers or counterparties will cause a financial loss for the Corporation by failing to discharge their obligations, and the risk to the Corporation associated with changes in credit-worthiness of entities with which commercial exposures exist.  For a complete understanding of the nature and extent of credit risk the Corporation is exposed to, and how the Corporation manages this risk, refer to the discussion of Risk Management found in the 2007 Management’s Discussion and Analysis section of the Annual Report.

The Corporation’s maximum exposure to credit risk at Sept. 30, 2008, without taking into account collateral held, is represented by the current carrying amounts of accounts receivables and risk management assets as per the consolidated balance sheets.  Letters of credit are the primary types of collateral held as security related to these amounts.

The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to

12   TRANSALTA CORPORATION / Q3 2008

establish credit limits for counterparties.  The following table outlines the distribution, by credit rating, of financial assets that are neither past due nor impaired:

	Investment grade	Non-investment grade	Total
	%	%	%
Accounts receivable	90	10	100
Risk management assets	97	3	100

The Corporation utilizes an allowance for doubtful accounts to record potential credit losses associated with trade receivables.   A reconciliation of the account for the period is presented below:

As at	Sept. 30, 2008	Dec. 31, 2007
Allowance at beginning of period	$ 46	$ 54
Current provision (period expense)	-	-
Utilized	-	-
Reversals	-	-
Change in foreign exchange rates	2	(8)
Allowance at end of period	$ 48	$ 46

III.  Liquidity Risk

Liquidity risk is the risk that the Corporation may encounter difficulties in meeting obligations associated with financial liabilities and commitments related to collateral requirements under various contracts.  For a complete understanding of the nature and extent of liquidity risk to which the Corporation is exposed, and how the Corporation manages this risk, refer to the discussion of Risk Management found in the 2007 Management’s Discussion and Analysis section of the Annual Report.

A maturity analysis for the Corporation’s financial liabilities is as follows:

	2008	2009	2010	2011	2012	2013 and thereafter	Total
Short-term debt	$ 757	$ -	$ -	$ -	$ -	$ -	$ 757
Accounts payable and accrued liabilities	465	-	-	-	-	-	465
Long-term debt [1]	67	239	29	252	339	1,255	2,181
Energy Trading risk management liabilities (assets) [2]	3	58	58	2	(23)	-	98
Other risk management assets [3]	-	(51)	(3)	(7)	-	(10)	(71)
Total	$ 1,292	$ 246	$ 84	$ 247	$ 316	$ 1,245	$ 3,430

[1] Excludes impact of derivatives.
[2] Energy Trading risk management liabilities are comprised of net risk management assets and liabilities, where the net result is a liability.
[3] Other risk management assets and liabilities are comprised of net risk management assets and liabilities, where the net result is an asset.

E.

Financial Instruments Provided as Collateral

At Sept. 30, 2008, $165 million (Dec. 31, 2007 - $200 million) of financial assets of TransAlta Utilities Corporation (“TAU”), a wholly owned subsidiary of TransAlta, have been pledged as collateral for $50 million of the Corporation’s public debentures (Note 23).   In the event that TAU should default on these debentures, the debenture holders would have first claim on these assets.

At Sept. 30, 2008, $79 million (Dec. 31, 2007 - $53 million) of financial assets related to the Corporation’s proportionate share of CE

  TRANSALTA CORPORATION / Q3 2008 13

Generation, LLC (“CE Gen”) have been pledged as collateral for certain CE Gen debt.  Should any defaults occur the debt-holders would have first claim on these assets.

F.

Gains and Losses on Financial Instruments

The Corporation’s COD segment utilizes a variety of derivatives in its proprietary trading activities, and the related assets and liabilities are classified as held for trading.  As outlined in Note 1C of the Corporation’s 2007 consolidated financial statements, the net realized and unrealized gains are reported as revenue.  For the three months ended Sept. 30, 2008, the COD segment recognized $21 million (Sept. 30, 2007 - $15 million) of net realized and unrealized gains and losses.  For the nine months ended Sept. 30, 2008, the COD segment recognized $81 million (Sept. 30, 2007 - $42 million) of net realized and unrealized gains and losses (Note 20).

Net interest expense as reported on the consolidated statements of earnings includes interest income and expense, respectively, on the Corporation’s interest bearing financial assets, primarily cash and restricted cash, and its interest bearing financial liabilities, primarily short-and long-term debt.  Interest expense is calculated using the effective interest rate method (Note 10).  Interest rate derivatives that are not designated as hedges are classified as held for trading with the net gain or loss also recorded in net interest expense.

Foreign exchange derivatives that are not designated as hedges are also classified as held for trading, with the net gain or loss recorded in foreign exchange gain or loss.

The table below outlines the net gains included in earnings for the current and prior comparative periods with respect to interest rate and foreign exchange held for trading derivatives:

	3 months ended Sept. 30		9 months ended Sept. 30
	2008	2007	2008	2007
Interest rate derivatives gains	$ 1	$ -	$ 3	$ 1
Foreign exchange derivatives gains	$ 10	$ 2	$ 7	$ 2

3.

RISK MANAGEMENT ASSETS AND LIABILITIES

Risk management assets and liabilities are comprised of two major types: (1) those that are used in the COD and Generation segments in relation to trading activities and certain contracting activities (“Energy Trading”) and (2) those used in hedging non-energy trading transactions, debt, and the net investment in self-sustaining foreign subsidiaries (“Other Risk Management Assets and Liabilities”).

14   TRANSALTA CORPORATION / Q3 2008

The overall balances reported in risk management assets and liabilities are shown below:

As at	Sept. 30, 2008			Dec. 31, 2007
Balance Sheet - Totals	Energy Trading	Other	Total	Energy Trading	Other	Total
Risk management assets
Current	$ 71	$ 61	$ 132	$ 34	$ 59	$ 93
Long-term	15	20	35	(4)	126	122
Risk management liabilities
Current	(101)	(10)	(111)	(87)	(18)	(105)
Long-term	(83)	-	(83)	(192)	(12)	(204)
Net risk management (liabilities) assets outstanding	$ (98)	$ 71	$ (27)	$ (249)	$ 155	$ (94)

Energy Trading

The values of risk management assets and liabilities for Energy Trading are included on the consolidated balance sheets as follows:

As at	Sept. 30, 2008			Dec. 31, 2007
Balance Sheet - Energy Trading	Hedges	Non-hedges	Total	Total related to Energy Trading
Risk management assets
Current	$ 17	$ 54	$ 71	$ 34
Long-term	9	6	15	(4)
Risk management liabilities
Current	(51)	(50)	(101)	(87)
Long-term	(75)	(8)	(83)	(192)
Net risk management (liabilities) assets outstanding	$ (100)	$ 2	$ (98)	$ (249)

  TRANSALTA CORPORATION / Q3 2008 15

The following table illustrates the disclosure on the movements in the fair value of the Corporation’s Energy Trading net risk management assets and liabilities separately by source of valuation during the nine months ended Sept. 30, 2008:

	Hedges			Non-hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management (liabilities) assets outstanding at Dec. 31, 2007	$ (261)	$ -	$ -	$ 10	$ 1	$ 1	$ (251)	$ 1	$ 1
Changes in net asset value attributable to:
Market changes	57	-	-	1	-	13	58	-	13
New contracts entered during the period	82	(3)	-	3	(1)	3	85	(4)	3
Contracts settled during the period	25	-	-	(12)	(1)	(16)	13	(1)	(16)
Change in foreign exchange rates	-	-	-	-	-	-	-	-	-
Transfers in and/or out of Level III	-	-	-	-	-	-	-	-	-
Net risk management (liabilities) assets outstanding at Sept. 30, 2008	$ (97)	$ (3)	$ -	$ 2	$ (1)	$ 1	$ (95)	$ (4)	$ 1
Additional Level III gain (loss) information:
Total change in fair value included in OCI			$ -			$ -			$ -
Total change in fair value included in pre-tax earnings			$ -			$ -			$ -
Total change in fair value included in pre-tax earnings relating to those net assets held at Sept. 30, 2008			$ -			$ 16			$ 16

To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within the gross margin of both the COD and the Generation business segments.

The anticipated timing of settlement of the above contracts over each of the next five calendar years and thereafter are as follows:

		2008	2009	2010	2011	2012	2013 and thereafter	Total
Hedges	Level I	$ (8)	$ (51)	$ (57)	$ (3)	$ 22	$ -	$ (97)
	Level II	(1)	(3)	(1)	1	1	-	(3)
	Level III	-	-	-	-	-	-	-
Non Hedges	Level I	$ 3	$ (1)	-	-	-	-	$ 2
	Level II	-	(1)	-	-	-	-	(1)
	Level III	3	(2)	-	-	-	-	1
Total	Level I	$ (5)	$ (52)	$ (57)	$ (3)	$ 22	$ -	$ (95)
	Level II	(1)	(4)	(1)	1	1	-	(4)
	Level III	3	(2)	-	-	-	-	1
Grand Total		$ (3)	$ (58)	$ (58)	$ (2)	$ 23	$ -	$ (98)

The majority of TransAlta's proprietary contracts settle by the end of 2009.  Three long-term contracts with a forward value of less than $1 million have a term extending beyond 2009.

16   TRANSALTA CORPORATION / Q3 2008

The Corporation’s fixed price proprietary trading positions at Sept. 30, 2008 and Dec. 31, 2007, were as follows:

	Electricity (MWh)	Natural Gas (GJ)	Transmission (MWh)	Coal (Tonnes)	Emissions (Tonnes)	Oil (Gallons)
Units (000s)
Fixed price payor, notional amounts, Sept. 30, 2008	22,474	79,017	1,313	1,066	843	825
Fixed price payor, notional amounts, Dec. 31, 2007	16,189	54,523	1,854	1,644	6	-

Fixed price receiver, notional amounts, Sept. 30, 2008	21,778	87,069	-	1,066	844	-
Fixed price receiver, notional amounts, Dec. 31, 2007	16,009	61,977	-	1,644	15	-

Maximum term in months, Sept. 30, 2008	63	15	6	15	3	9
Maximum term in months, Dec. 31, 2007	24	12	6	23	2	-

Other Risk Management Assets and Liabilities

The values of non-Energy Trading risk management assets and liabilities included on the consolidated balance sheets are as follows:

As at	Sept. 30, 2008			Dec. 31, 2007
Balance Sheet - Other	Hedges	Non-hedges	Total	Total related to non-Energy Trading
Risk management assets
Current	$ 60	$ 1	$ 61	$ 59
Long-term	20	-	20	126
Risk management liabilities
Current	(3)	(7)	(10)	(18)
Long-term	-	-	-	(12)
Net risk management assets (liabilities) outstanding	$ 77	$ (6)	$ 71	$ 155

The following table illustrates the disclosure on the movements in the fair value of the Corporation’s other net risk management assets and liabilities separately by source of valuation during the nine months ended Sept. 30, 2008:

	Hedges[1]	Non-hedges[1]	Total
Net risk management assets (liabilities) outstanding at Dec. 31, 2007	$ 168	$ (13)	$ 155
Changes in net asset value attributable to:
Market changes	(14)	7	(7)
New contracts entered during the period	6	-	6
Contracts settled during the period	(83)	-	(83)
Change in foreign exchange rates	-	-	-
Net risk management assets (liabilities) outstanding at Sept. 30, 2008	$ 77	$ (6)	$ 71
[1] All Other Risk Management Assets and Liabilities are classified as Level II.

  TRANSALTA CORPORATION / Q3 2008 17

Changes in net risk management assets and liabilities for hedge positions are reflected within interest expense to the extent transactions have settled during the period or ineffectiveness exists in the hedging relationship.  To the extent these hedges remain effective and qualify for hedge accounting, the change in value of existing and new contracts will be deferred in OCI until settlement of the instrument or reduction in the net investment.

The anticipated timing of settlement of the above Level II contracts over each of the next five calendar years and thereafter are as follows:

	2008	2009	2010	2011	2012	2013 and thereafter	Total
Hedges	$ -	$ 57	$ 3	$ 7	$ -	$ 10	$ 77
Non-hedges	-	(6)	-	-	-	-	(6)
Grand Total	$ -	$ 51	$ 3	$ 7	$ -	$ 10	$ 71

Credit Risk Management

The Corporation actively manages its exposure to credit risk by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts.  The Corporation makes detailed assessments of the credit quality of all counterparties and, where appropriate, obtains corporate guarantees and/or letters of credit to support the ultimate collection of these receivables.  For commodity trading and origination, the Corporation sets strict credit limits for each counterparty and monitors exposures on a daily basis.  TransAlta uses standard agreements that allow for the netting of exposures and often include margining provisions.   If credit limits are exceeded, TransAlta will request collateral from the counterparty or halt trading activities with the counterparty.   TransAlta is exposed to minimal credit risk for Alberta Generation Power Purchase Arrangements (“PPA”) as receivables are substantially all secured by letters of credit.

The maximum credit exposure to any one customer for commodity trading and origination, excluding the California market receivables and including the fair value of open trading positions, at Sept. 30, 2008 was $19 million (Dec. 31, 2007 - $6 million).

4.

HEDGING ACTIVITIES

Derivative and non-derivative financial instruments are used to manage exposures to interest, commodity prices, currency, credit, and other market risks. When derivatives are used to manage the Corporation’s own exposures, the Corporation determines for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied and the Corporation chooses to seek hedge accounting treatment, a hedge relationship is designated as a fair value hedge, a cash flow hedge, or a hedge of foreign currency exposure of a net investment in a self-sustaining foreign operation. The derivative must be highly effective in accomplishing the objective of offsetting either changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting will be discontinued prospectively.

Fair value hedges

Interest rate swaps are used to hedge exposures to the changes in a fixed interest rate instrument’s fair value caused by changes in interest rates.   Foreign exchange contracts are also used to hedge foreign currency denominated assets and liabilities.

No ineffective portion of fair value hedges was recorded for the three and nine months ended Sept. 30, 2008 and Sept. 30, 2007.

18   TRANSALTA CORPORATION / Q3 2008

Cash flow hedges

Forward sale and purchase contracts, as well as foreign exchange contracts, are used to hedge the variability in future cash flows. All components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness.

For the three months ended Sept. 30, 2008, a pre-tax unrealized gain of $687 million (Sept. 30, 2007 - $140 million) was recorded in OCI for the effective portion of the cash flow hedges, and a pre-tax total of $49 million (Sept. 30, 2007 - $10 million) related to amounts previously related to OCI was reclassified to net earnings.

For the nine months ended Sept. 30, 2008, a pre-tax unrealized gain of $96 million (Sept. 30, 2007 – loss of $106 million) was recorded in OCI for the effective portion of the cash flow hedges, and a pre-tax total of $85 million (Sept. 30, 2007 - $13 million) related to amounts previously related to OCI was reclassified to net earnings.  For the three and nine months ended Sept. 30, 2008, a realized loss of $4 million and $5 million, respectively, was recognized in earnings for the ineffective portion.

Over the next 12 months, the Corporation estimates that $21 million of after-tax losses will be reclassified from AOCI to net earnings.  These estimates assume constant gas and power prices, interest rates, and exchange rates over time; however, the actual amounts that will be reclassified will vary based on changes in these factors.   In addition, it is the Corporation’s intent to settle a substantial portion of the cash flow hedges by physical delivery of the underlying commodity, resulting in gross settlement at the contract price.  These contracts are designated as all-in-one hedges and are required to be accounted for as cash flow hedges under Section 3865.  However, unlike a typical financial derivative used in a hedging relationship, which results in a net settlement with the counterparty, these contracts will not likely result in a net cash outflow to the Corporation, despite their fair value currently resulting in a liability and a related AOCI cash flow loss on the Corporation’s balance sheet.  For contracts settled by physical delivery, the Corporation will physically deliver the electricity at the price fixed under the contract, and receive cash payment for that physical delivery.  Any related cash flow hedge after-tax losses will be offset by the notional fair value of the contract.  If the all-in-one hedge contracts cannot be settled by physical delivery of the underlying commodity they will be settled financially.

Net investment hedges

Foreign exchange contracts and foreign currency-denominated liabilities are used to manage the Corporation’s foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the Canadian dollar.  Foreign denominated expenses are also used to assist in managing foreign currency exposures on earnings from self-sustaining foreign operations.

For the three months ended Sept. 30, 2008, the net after-tax gain of $5 million (Sept. 30, 2007 – loss of $7 million), relating to the net investment in foreign operations, net of hedging, was recognized in OCI.  For the nine months ended Sept. 30, 2008, the net after-tax loss of $3 million (Sept. 30, 2007 - $9 million), relating to the net investment in foreign operations, net of hedging, was recognized in OCI.

  TRANSALTA CORPORATION / Q3 2008 19

The following table presents the fair values of derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

As at	Sept. 30, 2008					Dec. 31, 2007
	Fair Value Hedges	Cash Flow Hedges	Net Investment Hedges	Not Designated in a hedging relationship	Total	Total
Financial Assets
Derivative instruments	$ 12	$ 28	$ 66	$ 61	$ 167	$ 215

Financial Liabilities
Derivative instruments	$ -	$ (128)	$ (1)	$ (65)	$ (194)	$ (309)

U.S. dollar denominated debt with a face value of U.S.$1.3 billion has been designated as a part of the hedge of TransAlta’s self-sustaining foreign operations.

5.

INVENTORY

Inventory represents coal and natural gas fuels which are valued at the lower of cost and net realizable value.  The classifications are as follows:

As at	Sept. 30, 2008	Dec. 31, 2007
Coal	$ 70	$ 23
Natural gas	8	7
Purchased emission credits	1	-
Total	$ 79	$ 30

The increase in coal inventory at Sept. 30, 2008 compared to Dec. 31, 2007 is primarily due to lower production at the Alberta Thermal plants and the Centralia Thermal plant.

The change in inventory is outlined below:

Balance, Dec. 31, 2007	$ 30
Net additions	47
Change in foreign exchange rates	2
Balance, Sept. 30, 2008	$ 79

No inventory is pledged as security for liabilities.

For the three months and nine months ended Sept. 30, 2008, no inventory was written down from its carrying value nor were any writedowns recorded in previous periods reversed back into earnings.

20   TRANSALTA CORPORATION / Q3 2008

6.

RESTRICTED CASH

Restricted cash is comprised of debt service funds which are legally restricted, and require the maintenance of specific minimum balances equal to the next debt service payment, and amounts restricted for capital and maintenance expenditures.

The change in restricted cash is outlined below:

Balance, Dec. 31, 2007	$ 242
Amount returned to TransAlta	(247)
Change in foreign exchange rates	6
Balance, Sept. 30, 2008	$ 1

During the second quarter of 2008, a subsidiary closed its position under a credit derivative agreement.  The investment in notes held in trust as security for the subsidiary's obligation of $245 million under this agreement was returned to the subsidiary.

7.

INVESTMENTS

Investments mainly represent TransAlta’s investment in the Corporation’s wholly owned Mexican operations.  As required under Accounting Guideline 15, Consolidation of Variable Interest Entities, of the CICA, TransAlta’s Mexican operations are accounted for as equity subsidiaries.  On Feb. 20, 2008, TransAlta announced the sale of the Mexican operations to InterGen Global Ventures B.V. (‘InterGen”) for U.S.$303.5 million, which was completed on Oct. 8, 2008 (Note 23).  TransAlta recorded a charge to the first quarter earnings of $65 million, net of tax, to reflect the estimated difference between the net carrying value and anticipated net sale price of these assets.  The gross charge of $93 million is recorded in equity loss.

The change in investments is shown below:

Balance, Dec. 31, 2007	$ 125
Equity losses	(97)
Loan to equity investment	245
Other	(1)
Balance, Sept. 30, 2008	$ 272

As required by GAAP, all transactions with equity investments are recorded at historical cost.  However, the debt held by the Mexican assets is denominated in U.S. dollars.  Changes in value of this debt as a result in changes in exchange rates on this debt is recorded in AOCI and will be recognized upon disposal of the Mexican investment.

8.

INCOME TAX

In September 2008, the Corporation received a notice of reassessment from the federal taxation authority related to the disposal of the Transmission Business in the 2002 taxation year.  As a result of the reassessment, the Corporation is required to pay approximately $40 million in taxes plus interest and penalties.  The Corporation funded a portion of this amount in the third quarter of 2008 by transferring $8 million from its tax prepayment account and anticipates additional cash payments in 2009 to fund the remaining balance.  The Corporation is in the process of challenging this reassessment.  Since it is anticipated that the dispute will not be resolved within one year, any prepayment transfers and cash paid are recorded as a long-term receivable.

  TRANSALTA CORPORATION / Q3 2008 21

9.

ASSETS HELD FOR SALE

During the nine months ended Sept. 30, 2008, mining equipment with a net book value of $2 million related to the cessation of mining activities at the Centralia coal mine was sold for proceeds of $7 million; the remainder of the mining and reclamation equipment was reclassified to property, plant, and equipment as it is being retained for reclamation activities.

10.

LONG-TERM DEBT AND NET INTEREST EXPENSE

Amounts Outstanding	Sept. 30, 2008			Dec. 31, 2007
	Carrying value	Cost	Interest [1]	Carrying value	Cost	Interest [1]
Debentures, due 2008 to 2033	$ 740	$ 731	6.8%	$ 956	$ 946	6.5%
Senior Notes, (2008 - US$1,100 million, 2007 - US$600 million)	1,140	1,143	6.3%	588	586	6.3%
Non-recourse	239	239	7.4%	242	242	7.4%
Notes payable - Windsor plant	39	39	7.4%	43	43	7.4%
Commercial Loan Obligation	29	29	5.9%	30	30	5.9%
	2,187	2,181		1,859	1,847
Less: current portion	(85)	(85)		(154)	(154)
Total long-term debt	$ 2,102	$ 2,096		$1,705	$ 1,693

[1] Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.

The Corporation has converted $100 million fixed interest rate debt with a rate of 6.9 per cent to floating rates through the use of receive fixed pay floating interest rate swaps. These interest rate swaps mature in 2011.  In addition, the Corporation converted U.S.$100 million fixed interest rate debt with a rate of 6.65 per cent to floating rates through the use of receive fixed pay floating interest rate swaps. These interest rate swaps mature in 2018.

On July 31, 2008, $100 million of debentures issued by TAU were redeemed by the holder of the debentures at a price of $98.45 per $100 of notional.  The debentures had been issued at a fixed interest rate of 5.49 per cent, maturing in 2023 and redeemable at the option of the holder in 2008.

On May 9, 2008, the Corporation issued debentures in the amount of U.S.$500 million.  The debentures bear interest at a rate of 6.65 per cent and mature in 2018.

On Oct. 10, 2008, TAU redeemed $50 million of debentures (Note 23).

The components of net interest expense are presented below:

	3 months ended Sept. 30		9 months ended Sept. 30
	2008	2007	2008	2007
Interest on long-term debt	$ 37	$ 35	$ 105	$ 111
Interest on short-term debt	8	6	24	19
Interest income	(6)	(12)	(15)	(26)
Capitalized interest	(6)	(1)	(13)	(2)
Net interest expense	$ 33	$ 28	$ 101	$ 102

The Corporation capitalizes interest during the construction phase of longer-term capital projects.

22   TRANSALTA CORPORATION / Q3 2008

11.

ASSET RETIREMENT OBLIGATIONS

The reconciliation between the opening and closing asset retirement obligation balances is provided below:

Balance, Dec. 31, 2007	$ 276
Liabilities incurred in period	3
Liabilities settled in period	(26)
Accretion expense	16
Revisions in estimated cash flows	1
Change in foreign exchange rates	6
Balance, Sept. 30, 2008	$ 276
Less current portion	(42)
$ 234

The Corporation has a right to recover a portion of future asset retirement costs.  The estimated present value of these payments has been recorded as a long-term receivable.

12.

 COMMON SHARES ISSUED AND OUTSTANDING

A.

Issued and outstanding

TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.  At Sept. 30, 2008, the Corporation had 197.6 million (Dec. 31, 2007 – 200.9 million) common shares issued and outstanding.  During the three months ended Sept. 30, 2008, 0.1 million shares (2007 – 0.2 million), were issued for proceeds of nil (2007 – $4 million).  During the nine months ended Sept. 30, 2008, 0.6 million shares (2007 – 0.7 million), were issued for proceeds of $14 million (2007 – $14 million).

During the three and nine months ended Sept. 2008, nil shares (2007 – 0.9 million) and 3.9 million shares (2007 – 0.9 million), respectively, were cancelled under the Normal Course Issuer Bid (“NCIB”) program.

B.

Stock options

On Feb. 1, 2008, 1.0 million stock options were granted at a strike price of $31.97, being the last sale price of board lots of the Shares on the Toronto Stock Exchange (“TSX”) the day prior to the day the options were granted for Canadian employees, and U.S.$31.83 for U.S. employees.  These options will vest in equal installments over four years starting Feb. 1, 2009 and expire after 10 years (Note 21).

At Sept. 30, 2008, the Corporation had 1.7 million outstanding employee stock options (Dec. 31, 2007 - 1.2 million).  For the three months ended Sept. 30, 2008, nil options were exercised, and nil options were cancelled.  For the three months ended Sept. 30, 2007, 0.2 million options with a weighted average exercise price of $22.82 were exercised resulting in 0.2 million shares issued, and nil options were cancelled.

For the nine months ended Sept. 30, 2008, 0.3 million options with a weighted average exercise price of $20.54 were exercised resulting in 0.3 million shares issued, and 0.1 million options were cancelled with a weighted average exercise price of $27.15.  For the nine months ended Sept. 30, 2007, 0.6 million options with a weighted average exercise price of $19.70 were exercised resulting in 0.6 million shares issued, and 0.2 million options were cancelled with a weighted average exercise price of $17.52.

  TRANSALTA CORPORATION / Q3 2008 23

13.

 SHAREHOLDERS’ EQUITY

	Common shares	Retained earnings	Accumulated Other Comprehensive (Loss) / Income	Total shareholders' equity
Balance, Dec. 31, 2007	$ 1,781	$ 763	$ (245)	$ 2,299
Net earnings for the 9 months ended Sept. 30, 2008	-	141	-	141
Common shares issued (dividends declared)	16	(161)	-	(145)
Shares purchased under NCIB	(35)	(95)	-	(130)
Losses on translating financial statements of self-sustaining foreign operations	-	-	(3)	(3)
Gains on derivatives designated as cash flow hedges	-	-	53	53
Derivatives designated as cash flow hedges in prior periods transferred to the balance sheet and net earnings in the current period	-	-	65	65
Balance, Sept. 30, 2008	$ 1,762	$ 648	$ (130)	$ 2,280

The components of AOCI are presented below:

As at	Sept. 30, 2008	Dec. 31, 2007
Cumulative unrealized losses on translating financial statements of self-sustaining foreign operations, net of tax	$ (48)	$ (45)
Cumulative unrealized losses on cash flow hedges, net of tax	(82)	(200)
Accumulated Other Comprehensive Loss as at Sept. 30, 2008	$ (130)	$ (245)

Normal course issuer bid program

On May 5, 2008, TransAlta announced plans to renew the NCIB program until May 5, 2009.  The Corporation received the approval to purchase, for cancellation, up to 19.9 million of its common shares representing 10 per cent of the 199 million common shares issued and outstanding as at April 23, 2008 (Note 23).  Any purchases undertaken will be made on the open market through the TSX at the market price of such shares at the time of acquisition.

For the three months ended Sept. 30, 2008, the Corporation purchased nil shares under the NCIB program (2007 – 903,600 shares).

For the nine months ended Sept. 30, 2008, the Corporation purchased 3,886,400 shares (2007 – 903,600 shares) at an average price of $33.45 per share (2007 - $29.88 per share).  The shares were purchased for an amount higher than their weighted average book value of $8.95 per share (2007 - $8.83 per share) resulting in a reduction of retained earnings of $95 million (2007 - $19 million).

	3 months ended Sept. 30		9 months ended Sept. 30
	2008	2007	2008	2007
Total shares purchased	-	903,600	3,886,400	903,600
Average purchase price per share	$ -	$ 29.88	$ 33.45	$ 29.88
Total cost	$ -	27	$ 130	$ 27
Weighted average book value of shares cancelled	-	8	35	8
Reduction to retained earnings	$ -	19	$ 95	$ 19

24   TRANSALTA CORPORATION / Q3 2008

14.  CAPITAL

TransAlta’s components of capital are listed below:

As at	Sept. 30, 2008	Dec. 31, 2007	Increase / (Decrease)
Short-term debt including current portion of long-term debt	$ 842	$ 805	$ 37
Less: cash and cash equivalents	(66)	(51)	(15)
	776	754	22
Long-term debt
Recourse	1,892	1,496	396
Non-recourse	210	209	1
Non-controlling interests	474	496	(22)
Common shareholders’ equity
Common shares	1,762	1,781	(19)
Retained earnings	648	763	(115)
AOCI	(130)	(245)	115
	4,856	4,500	356
Total Capital	$ 5,632	$ 5,254	$ 378

TransAlta’s objectives and strategy in managing capital have remained unchanged from Dec. 31, 2007.

TransAlta monitors key capital ratios similar to those used by key rating agencies. While these ratios are not publicly available from credit agencies, TransAlta’s management has defined these ratios and manages capital in line with those expectations:

	Sept. 30, 2008	Dec. 31, 2007	Target
Cash flow to interest (times)	6.4	6.6	Minimum of 4
Cash flow to total debt (%)	30.4	30.7	Minimum of 25
Debt to invested capital (%)	51.1	46.8	Maximum of 55

TransAlta also ensures sufficient cash and credit is available to fund operations, pay dividends, and invest in capital assets.

These amounts are summarized in the table below:

	3 months ended Sept. 30			9 months ended Sept. 30
	2008	2007	Increase/ (Decrease)	2008	2007	Increase/ (Decrease)
Cash flow from operating activities	$ 202	$ 156	$ 46	$ 610	$ 655	$ (45)
Dividends paid	(58)	(49)	(9)	(163)	(154)	(9)
Capital asset expenditures	(306)	(189)	(117)	(695)	(383)	(312)
Net cash (outflow) inflow	$ (162)	$ (82)	$ (80)	$ (248)	$ 118	$ (366)

For the three months and nine months ended Sept. 30, 2008 the decrease in the total net cash flows primarily resulted from higher capital expenditures on growth projects.

The financial terms and conditions of the Corporation’s debentures and credit facilities remain unchanged from Dec. 31, 2007.

TransAlta’s formal dividend policy targets to pay shareholders an annual dividend in the range of 60 to 70 per cent of comparable earnings.  TransAlta’s management defines comparable earnings as net earnings adjusted for items that are expected to be non-recurring in the future.

  TRANSALTA CORPORATION / Q3 2008 25

15.   RELATED PARTY TRANSACTIONS

On Dec.16, 2006, TAU entered into an agreement with the partners of the Keephills 3 joint venture project to supply coal for the new coal-fired plant.  The joint venture project is held in a partnership with TransAlta Energy Corporation (“TEC”), a wholly owned subsidiary of TransAlta, and EPCOR Power Development Corporation.  TAU will supply coal until the earlier of the permanent closure of the Keephills 3 facility or with early termination in certain specified circumstances.  As at Sept. 30, 2008, TAU had received $24 million from Keephills 3 Limited Partnership, a wholly owned subsidiary of TransAlta, as a pre-payment of coal to be delivered under the contract.  Commercial operation of the Keephills plant is scheduled to commence in the first quarter of 2011.

In August 2006, TransAlta entered into an agreement with CE Gen, a Corporation jointly controlled by TransAlta and MidAmerican Energy Holdings Company (“MidAmerican”), a subsidiary of Berkshire Hathaway, whereby TransAlta buys available power from certain CE Gen subsidiaries at a fixed price.  In addition, CE Gen has entered into contracts with related parties to provide administrative and maintenance services.

For the period November 2002 to November 2012, TransAlta Cogeneration, L.P. (“TA Cogen”) entered into various transportation swap transactions with TEC.  TEC operates and maintains TA Cogen's three combined-cycle power plants in Ontario and a plant in Fort Saskatchewan, Alberta.  TEC also provides management services to Sheerness, which is operated by Canadian Utilities.  The business purpose of these transportation swaps is to provide TA Cogen with the delivery of fixed price gas without being exposed to escalating costs of pipeline transportation for three of its plants over the period of the swap.  The notional gas volume in the transaction was the total delivered fuel for each of the facilities.  Exchange amounts are based on the market value of the contract.  TransAlta entered into an offsetting contract, therefore TransAlta has no risk other than counterparty risk.

16.  CONTINGENCIES

TransAlta is occasionally named as a party in various claims and legal proceedings which arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage.  Although there can be no assurance that any particular claim will be resolved in the Corporation’s favour, the Corporation does not believe that the outcome of any claims or potential claims of which it is currently aware will have a material adverse effect on the Corporation, taken as a whole.

17.  COMMITMENTS

During the third quarter of 2008, TransAlta entered into various coal supply agreements with three suppliers for the Centralia Thermal plant.  The coal supply agreements allow TransAlta to take delivery of coal at fixed volumes and prices, with dates ranging from June 1, 2008 to Dec. 31, 2013.   The obligation under these agreements is expected to be U.S.$157 million over the six-year period.

During the second quarter of 2008, TransAlta entered into five-year agreements with Bonneville Power Administration Transmission (“BPAT”) to purchase 400 MW of Pacific Northwest transmission network capacity.  Provided BPAT can meet certain conditions for delivering the service, the Corporation is committed to taking the services at BPAT’s tariff rate whether it is awarded immediately or delivered in the future after additional facilities are constructed.  The obligation under these agreements is expected to be U.S.$46 million for the five-year period.

On May 27, 2008, TransAlta announced a 66 MW expansion of its Summerview wind farm located in southern Alberta near Pincher Creek.  The capital cost of the project is estimated at $123 million with construction commencing in the second quarter of 2009 and

26   TRANSALTA CORPORATION / Q3 2008

commercial operations expected to begin in the first quarter of 2010.  As at Sept. 30, 2008, total capital spend on this project was $24 million.

On April 21, 2008, TransAlta announced a 53 MW efficiency uprate at TransAlta’s Sundance facility.  The total capital cost of the project is estimated at $75 million with commercial operations expected to commence by the end of 2009.   As at Sept. 30, 2008, total capital spend on this project was $10 million.

On Feb. 13, 2008, TransAlta announced plans to design, build, and operate Blue Trail, a 66 MW wind power project in southern Alberta.  The capital cost of the project is estimated at $115 million.  Commercial operations are expected to commence in the fourth quarter of 2009.  As at Sept. 30, 2008, total capital spend on this project was $26 million.

On June 21, 2007, TAU entered into an agreement with Bucyrus Canada Limited and Bucyrus International Inc. for the purchase of a dragline to be used primarily in the supply of coal to the Keephills 3 joint venture project.  The total dragline purchase costs include approximately $121 million for the purchase of the equipment, and an additional $29 million for the assembly and commissioning of the dragline, for a total of approximately $150 million, with final payments for goods and services due by May 2010.  As at Sept. 30, 2008, total payments under this agreement were $74 million.

Keephills 3 plant construction and associated mine capital costs via the Keephills 3 Limited Partnership are anticipated to be approximately $1.6 billion with final payments for goods and services due by 2011.  TransAlta’s proportionate share is approximately $800 million.  As at Sept. 30, 2008, total spend on this project was $338 million.

On Jan. 19, 2007, TransAlta announced a 25-year contract with New Brunswick Power Distribution and Customer Service Corporation (“New Brunswick Power”) to provide 75 MW of wind power. TransAlta will construct, own, and operate a wind power facility in New Brunswick (“Kent Hills”).  Commercial operations are expected to begin by the end of 2008.  On July 17, 2007, TransAlta amended the power purchase agreement with New Brunswick Power to increase capacity under the agreement from 75 MW to 96 MW.  Total capital costs for the Kent Hills wind power project will be approximately $170 million.  As at Sept. 30, 2008, total capital spend for the Kent Hills wind power project was $141 million.  TransAlta also signed a purchase and sale agreement with Vector Wind Energy, a wholly owned subsidiary of Canadian Hydro Developers Inc., for its Fairfield Hill wind power site.  Under the purchase and sale agreement, TransAlta acquired Canadian Hydro’s Fairfield Hill wind power site, including the option to develop the site at a future date, for $1 million.  Natural Forces Technologies Inc. has an option to purchase up to 17 per cent of the Kent Hills project within 180 days of its completion.

18.

PRIOR PERIOD REGULATORY DECISION

In response to a complaint filed by San Diego Gas & Electric Company under Section 206 of the Federal Power Act (“FPA”), Federal Energy Regulatory Commission (“FERC”) established a claim of approximately U.S.$46 million in refunds owing by TransAlta for sales made by it in the organized markets of the California Power Exchange (“PX”) and the California Independent System Operator (“ISO”) during the Oct. 2, 2000 through June 20, 2001 period (the “Main Refund Transactions”).  TransAlta has provided U.S.$46 million to account for refund liabilities relating to Main Refund Transactions. TransAlta filed a cost of service based petition for relief from these refund obligations. FERC rejected TransAlta’s relief petition.  On Dec. 1, 2006, TransAlta filed for rehearing of FERC’s rejection.  On Aug. 24, 2007, the U.S. Court of Appeals for the Ninth Circuit granted the appeal. TransAlta has requested rehearing, however, FERC has yet to make a ruling on such a request and such a decision is not expected in the near future.

During settlement negotiations, the complaintants have sought to obtain refunds for two sets of transactions beyond the Main Refund Transactions.  The first set includes sales made by sellers in the PX and ISO markets in the period May 1 to Oct. 1, 2001 (the “Summer Transactions”).  The other set includes bilateral transactions between all sellers and a component of the California Department of Water Resources (“CDWR”) referred to as CERS (the “CERS Transactions”).  FERC has specifically rejected

  TRANSALTA CORPORATION / Q3 2008 27

attempts to introduce refunds for the Summer and CERS Transactions.  Nonetheless, the California parties have sought rehearing of FERC’s refusal and appealed the refusal to the U.S. Court of Appeals for the Ninth Circuit.  The Ninth Circuit held that FERC’s authorization of market-based rate tariffs in these proceedings complied with the FPA, but that FERC erred in refusing refunds on the grounds that it lacked authority to order refunds for violations of its reporting requirement and remanded the case for further refund proceedings.  The court did not itself order any refunds, leaving it to FERC to consider appropriate remedial options.

On March 21, 2008, FERC issued an Order on Remand establishing a refund hearing before an Administrative Law Judge to determine whether any individual public utility seller’s violation of FERC’s market-based rate quarterly reporting requirement failed to disclose an increased market share sufficient to give it the ability to exercise market power and thus cause its market-based rates to be unjust and unreasonable in California during the 2000-2001 period.  The California parties appealed FERC’s basis for determining refund liability but the appeal was denied by FERC on October 6, 2008.

TransAlta does not presently believe the California parties will be successful in obtaining refunds alleged for the Summer and CERS transactions.  TransAlta has not made any provision for such alleged refunds at this time.

19.

GUARANTEES – LETTERS OF CREDIT

Letters of credit are issued to counterparties that have credit exposure to certain subsidiaries.  If the Corporation or its subsidiary does not pay amounts due under the contract, the counterparty may present its claim for payment to the financial institution through which the letter of credit was issued.  Any amounts owed by the Corporation or its subsidiaries are reflected in the consolidated balance sheet.  All letters of credit expire within one year and are expected to be renewed, as needed, through the normal course of business.  The total outstanding letters of credit as at Sept. 30, 2008 totalled $536 million (Dec. 31, 2007 - $550 million) with nil (Dec. 31, 2007 – nil) amounts exercised by third parties under these arrangements.

TransAlta letters of credit do not contain recourse provisions nor does the Corporation hold any assets as collateral against the guarantees issued.

20.

SEGMENTED DISCLOSURES

A. Each business segment assumes responsibility for its operating results measured to operating income.

3 months ended Sept. 30, 2008	Generation	COD	Corporate	Total
Revenues	$ 770	$ 21	$ -	$ 791
Fuel and purchased power	(393)	-	-	(393)
Gross margin	377	21	-	398
Operations, maintenance, and administration	129	17	15	161
Depreciation and amortization	102	1	5	108
Taxes, other than income taxes	5	-	-	5
Intersegment cost allocation	7	(7)	-	-
Operating expenses	243	11	20	274
Operating income (loss)	$ 134	$ 10	$ (20)	$ 124
Foreign exchange loss				(4)
Net interest expense (Note 10)				(33)
Earnings before non-controlling interests and income taxes				$ 87

28   TRANSALTA CORPORATION / Q3 2008

3 months ended Sept. 30, 2007	Generation	COD	Corporate	Total
Revenues	$ 696	$ 15	$ -	$ 711
Fuel and purchased power	(336)	-	-	(336)
Gross margin	360	15	-	375
Operations, maintenance, and administration	108	10	24	142
Depreciation and amortization	96	-	4	100
Taxes, other than income taxes	5	-	-	5
Intersegment cost allocation	7	(7)	-	-
Operating expenses	216	3	28	247
Operating income (loss)	$ 144	$ 12	$ (28)	$ 128
Foreign exchange gain				1
Gain on sale of equipment (Note 9)				3
Net interest expense (Note 10)				(28)
Equity loss (Note 7)				(3)
Earnings before non-controlling interests and income taxes				$ 101

9 months ended Sept. 30, 2008	Generation	COD	Corporate	Total
Revenues	$ 2,221	$ 81	$ -	$ 2,302
Fuel and purchased power	(1,095)	-	-	(1,095)
Gross margin	1,126	81	-	1,207
Operations, maintenance, and administration	368	37	69	474
Depreciation and amortization	298	2	12	312
Taxes, other than income taxes	15	-	-	15
Intersegment cost allocation	22	(22)	-	-
Operating expenses	703	17	81	801
Operating income (loss)	$ 423	$ 64	$ (81)	$ 406
Foreign exchange loss				(5)
Gain on sale of equipment (Note 9)				5
Net interest expense (Note 10)				(101)
Equity loss (Note 7)				(97)
Earnings before non-controlling interests and income taxes				$ 208

9 months ended Sept. 30, 2007	Generation	COD	Corporate	Total
Revenues	$ 1,950	$ 42	$ -	$ 1,992
Fuel and purchased power	(883)	-	-	(883)
Gross margin	1,067	42	-	1,109
Operations, maintenance, and administration	341	27	69	437
Depreciation and amortization	288	1	10	299
Taxes, other than income taxes	16		-	16
Intersegment cost allocation	21	(21)	-	-
Operating expenses	666	7	79	752
Operating income (loss)	$ 401	$ 35	$ (79)	$ 357
Foreign exchange gain				6
Gain on sale of equipment (Note 9)				15
Net interest expense (Note 10)				(102)
Equity loss (Note 7)				(14)
Earnings before non-controlling interests and income taxes				$ 262

  TRANSALTA CORPORATION / Q3 2008 29

B. Selected balance sheet information
	Generation	COD	Corporate	Total
As at Sept. 30, 2008
Goodwill	$ 99	$ 30	$ -	$ 129
Total segment assets	$ 6,377	$ 207	$ 823	$ 7,407

As at Dec. 31, 2007
Goodwill	$ 95	$ 30	$ -	$ 125
Total segment assets	$ 5,950	$ 147	$ 1,082	$ 7,179

An increase in foreign exchange rates has resulted in a $4 million change in goodwill.  A portion of goodwill is related to CE Gen and is therefore denominated in U.S. dollars.  The change in foreign exchange rates related to translation of self-sustaining foreign operations does not affect earnings and the cumulative translation loss is reflected in AOCI.

C. Selected cash flow information

	Generation	COD	Corporate	Total
3 months ended Sept. 30, 2008
Capital expenditures	$ 302	$ 2	$ 2	$ 306

3 months ended Sept. 30, 2007
Capital expenditures	$ 183	$ 1	$ 5	$ 189

	Generation	COD	Corporate	Total
9 months ended Sept. 30, 2008
Capital expenditures	$ 685	$ 5	$ 5	$ 695

9 months ended Sept. 30, 2007
Capital expenditures	$ 368	$ 3	$ 12	$ 383

D. Depreciation and amortization expense per statement of cash flows

The reconciliation between depreciation expense on the statements of earnings and statements of cash flows is presented below:

	3 months ended Sept. 30		9 months ended Sept. 30
	2008	2007	2008	2007
Depreciation and amortization expense for reportable segments	$ 108	$ 100	$ 312	$ 299
Mining equipment depreciation, included in fuel and purchased power	2	9	20	22
Accretion expense, included in depreciation and amortization expense	(5)	(7)	(16)	(19)
Depreciation and amortization expense per statements of cash flows	$ 105	$ 102	$ 316	$ 302

30   TRANSALTA CORPORATION / Q3 2008

21.

STOCK-BASED COMPENSATION

The Corporation uses the fair value method of accounting for awards granted under its fixed stock option plans and its performance stock option plan. On Feb. 1, 2008, 1.0 million stock options were granted at a strike price of $31.97, being the last sale price of board lots of the Shares on the TSX the day prior to the day the options were granted for Canadian employees, and U.S.$31.83 for U.S. employees.  These options will vest in equal installments over four years starting Feb. 1, 2009 and expire after 10 years The estimated fair value of these options granted was determined using the Black-Scholes option-pricing model and the following assumptions, resulting in a fair value of $6.31 per option:

Risk free interest rate (%)	3.6
Expected life of the options (years)	7
Dividend rate (%)	3.4
Volatility in the price of the corporation's shares (%)	23.2

For the three and nine months ended Sept. 30, 2008, the total stock option expense recorded in operations, maintenance, and administration expense was $1 million and $3 million, respectively.

22.

EMPLOYEE FUTURE BENEFITS

The Corporation has registered pension plans in Canada, Mexico and the U.S. covering substantially all employees of the Corporation in these countries and specific named employees working internationally. These plans have defined benefit and defined contribution options and in Canada, there is an additional supplemental defined benefit plan for certain employees whose annual earnings exceed the Canadian income tax limit. The defined benefit option of the registered pension plans has been closed for new employees for all periods presented.  Costs recognized in the period are presented below:

3 months ended Sept. 30, 2008	Registered	Supplemental	Other	Total
Current service cost	$ 1	$ -	$ -	$ 1
Interest cost	5	1	-	6
Expected return on plan assets	(6)	-	-	(6)
Actuarial loss	-	1	-	1
Amortization of net transition (asset) obligation	(2)	-	-	(2)
Defined benefit (income) expense	(2)	2	-	-
Defined contribution option expense of registered pension plan	4	-	-	4
Net expense	$ 2	$ 2	$ -	$ 4

3 months ended Sept. 30, 2007	Registered	Supplemental	Other	Total
Current service cost	$ 1	$ -	$ -	$ 1
Interest cost	5	1	-	6
Expected return on plan assets	(7)	-	-	(7)
Actuarial loss	1	1	-	2
Amortization of net transition (asset) obligation	(2)	-	-	(2)
Defined benefit (income) expense	(2)	2	-	-
Defined contribution option expense of registered pension plan	3	-	-	3
Net expense	$ 1	$ 2	$ -	$ 3

  TRANSALTA CORPORATION / Q3 2008 31

9 months ended Sept. 30, 2008	Registered	Supplemental	Other	Total
Current service cost	$ 3	$ 1	$ 1	$ 5
Interest cost	15	2	1	18
Expected return on plan assets	(18)	-	-	(18)
Actuarial loss	1	1	-	2
Amortization of net transition (asset) obligation	(7)	-	-	(7)
Defined benefit (income) expense	(6)	4	2	-
Defined contribution option expense of registered pension plan	13	-	-	13
Net expense	$ 7	$ 4	$ 2	$ 13

9 months ended Sept. 30, 2007	Registered	Supplemental	Other	Total
Current service cost	$ 3	$ 1	$ 1	$ 5
Interest cost	15	2	1	18
Expected return on plan assets	(19)	-	-	(19)
Actuarial loss	1	1	-	2
Amortization of net transition (asset) obligation	(7)	-	-	(7)
Defined benefit (income) expense	(7)	4	2	(1)
Defined contribution option expense of registered pension plan	13	-	-	13
Net expense	$ 6	$ 4	$ 2	$ 12

23.

SUBSEQUENT EVENTS

Debentures

On Oct. 10, 2008, TAU redeemed and cancelled $50 million of its outstanding debentures by agreement with the holders of the debentures.  The debentures were originally issued at a fixed interest rate of 5.66 per cent and were to mature in 2033.

Genesee 3

On Oct. 10, 2008, the Genesee 3 plant, a 450 megawatt (“MW”) joint venture with EPCOR Utilities Inc. (“EPCOR”) (225 MW net ownership interest), experienced an unplanned outage as a result of a turbine blade failure.  EPCOR, the plant operator, is working diligently to return the unit to service by the end of November.  The root cause is under investigation.  TransAlta is working closely with EPCOR and will assist in any way it can.  As a result of the event, TransAlta’s fourth quarter total production is expected to be reduced by approximately 280 GWh and net income is anticipated to decline by $13 to $16 million.  TransAlta will provide an update if there is any material change to the current plan and estimates.

Mexico business

On Oct. 8, 2008, TransAlta announced the successful completion of the sale of the Mexican business to InterGen for a sale price of $334 million (U.S.$303.5 million).  The sale included the plants at both facilities and all associated commercial arrangements.

LS Power and Global Infrastructure potential transaction

On July 18, 2008, the Corporation received a non-binding letter from LS Power Equity Partners, an entity associated with Luminus Management LLC, and Global Infrastructure Partners regarding a possible acquisition of TransAlta for $39 per share in cash, which the Corporation subsequently determined undervalued the company and was not in the best interest of TransAlta and its shareholders.

32   TRANSALTA CORPORATION / Q3 2008

On Oct. 7, 2008 LS Power Equity Partners and Global Infrastructure Partners announced that their proposal set out in the letter on July 18, 2008 has been withdrawn.

Normal course issuer bid program

Given the current unprecedented level of volatility in the financial markets, TransAlta has decided to suspend purchases under its NCIB program at this time in order to maintain maximum financial flexibility and to gain a better understanding of where markets may settle. TransAlta will re-evaluate financial market conditions in January 2009 to determine the best use of cash resources going forward.

24.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period's presentation.

  TRANSALTA CORPORATION / Q3 2008 33